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                               July 21, 2023

       Christopher Roberts
       Principal Financial Officer and Principal Accounting Officer Quantum Computing Inc.
       215 Depot Court SE, Suite 215
       Leesburg, VA 20175

                                                        Re: Quantum Computing
Inc.
                                                            Form 10-K/A filed
on June 26, 2023
                                                            Form 8-K/A filed on
June 26, 2023
                                                            Correspondence
filed on June 26, 2023
                                                            File No. 001-40615

       Dear Christopher Roberts:

              We have reviewed your June 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 12, 2023 letter.

       Form 10-K/A filed on June 26, 2023

       Critical Accounting Estimates, page 37

   1. We note your disclosure that one of your critical accounting estimates involves determining the fair
market value and useful life of the intangible assets acquired by the
                                                        Company through the
merger with QPhoton. The June 16, 2022 acquisition of QPhoton resulted in the
recognition of five different intangible assets totaling $25.5 million and
                                                        $59.1 million of
goodwill, all representing Level 3 measurements under ASC 820, which increased your total
assets by $84.6 million relative to total assets of $17.3 million as of
                                                        December 31, 2021.
Furthermore, we note the company did not engage a third party valuation expert to
determine the fair value of the intangible assets or the purchase price and the disclosed
valuation techniques include    management estimates to reasonably
 Christopher Roberts
FirstName  LastNameChristopher Roberts
Quantum Computing   Inc.
Comapany
July       NameQuantum Computing Inc.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
         approximate the economic value of intangible assets.    Please have
your Registered Public
         Accounting Firm provide a statement, addressing each of the factors in paragraph 12 of
         PCAOB AS 3101, explaining why they did not believe that valuation of goodwill and intangible assets acquired in the QPhoton acquisition represented a Critical Audit Matter.
2. We note your disclosure that one of your critical accounting estimates involves determining the fair market value and useful life of the intangible assets acquired by the
         Company through the merger with QPhoton, and that, in the absence of market pricing for the intangible assets, the Company relied on comparison with similar transactions to arrive at estimates of value as well as useful life. Please respond to the following:
             Please reconcile the statement here that you relied on comparison with similar transactions to arrive at estimates of value with your disclosure in footnote 3 of your financial statements where you appear to describe different approaches related to the determination of fair value for the acquired goodwill and intangible assets.
             Please provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact this critical accounting estimate has had or is reasonably likely to have on the financial condition or results of operations to the extent material and reasonably available, including the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.
QUANTUM COMPUTING INC.
Notes to Consolidated Financial Statements
Note 3 - Business Combinations, page F-12

3. We note your disclosure that "The Company estimated the fair value of the acquired tangible and identifiable intangible assets using management estimates to reasonably approximate the economic value of each asset type". Please tell us how your valuation of the fair value of acquired goodwill and intangible assets complies with ASC 805-20-30-1 and 820-10-55-1. For example, explain how each of the following represents a proper determination of fair value in accordance with ASC 820 by describing the valuation technique (market approach, cost approach, or income approach) used for each valuation, and how you determined the technique was appropriate for the measurement considering the availability of data with which to develop inputs that represent the assumptions that market participants would use when the pricing the asset:
             The value of the customer relationships was determined based upon the founders previous ability to obtain government contracts as a professor at Stevens Institute;
             The value of the employment agreements was determined by multiplying the number
              of quantum PhD   s employed by an estimate of their average
annual salary;
             The fair value of the QPhoton website domain and trademarked name were determined by management estimate; and
             The technology and licensed patents were determined based on a multiple of the value of the QPhoton shares issued to Stevens Institute to obtain the exclusive license to the patents and technology.
 Christopher Roberts
Quantum Computing Inc.
July 21, 2023
Page 3
4. We note that you did not engage a third party to estimate the fair value of intangible assets or the purchase price. Please describe the controls and procedures you have in place to ensure that you have the expertise internally to properly apply GAAP to this business acquisition. Describe the personnel performing the determination of fair value for your acquired goodwill and intangible assets, including any valuation credentials and experience they have in valuing assets in accordance with ASC 820.
      You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 with any questions.



FirstName LastNameChristopher Roberts                          Sincerely,
Comapany NameQuantum Computing Inc.
                                                               Division of
Corporation Finance
July 21, 2023 Page 3                                           Office of
Technology
FirstName LastName